TOWER ONE SECURES CONTRACT TO BUILD SITES WITH TELEFONICA (ECUADOR)

April 12th, 2022 - Miami, Florida - TOWER ONE WIRELESS CORP. (OTCQB: TOWTF) (CSE: TO) (Frankfurt: 1P3N) ("Tower One" or the "Company"). Tower One, through its subsidiary in Ecuador is pleased to announce a new contract with Telefonica (NYSE: TEF) - to build Tower Sites and to finance equipment. This transaction has a CAPEX requirement of $18M USD. Each tower site is a build to suit (BTS) as requested by Telefonica.

Alejandro Ochoa, Tower One Wireless CEO, said: "We are very happy to secure this transaction giving Tower One Wireless its first point of support in Ecuador. As part of this new project, we have hired a local team of experience that has built locally previously. In addition to this award, the company has also secured contracts with the other mobile network operators in the country. We expect this project to be complete by the end of 2022."

Tower One currently has 231 towers in operation with a strong portfolio in Colombia. This contract in Ecuador diversifies the currency exposure in Latin America and continues the company's mission to connect more areas of the world through its towers.

About Tower One

Tower One's principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure ("towers") in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company owns and operates 231 towers in the two largest Spanish-speaking countries in Latin America (Colombia and Mexico) with a combined population of approximately 180 million people.

Contact Information:

Corporate Communications

Tel: +1 917 546 3016

E-mail: info@toweronewireless.com

Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD-LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such information can generally be identified by the use of forwarding-looking wording such as "may", "expect", "estimate", "anticipate", "intend", "believe" and "continue" or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company's expectation of obtaining the acceptance of new towers by the Company's customers. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contribute to the possibility that the predictions, estimates, forecasts, projections, and other forward-looking statements will not occur. Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, the impact of the ongoing COVID-19 pandemic, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive, and regulatory uncertainties and risks. The Company assumes no obligation to update any forward-looking statements or forward-looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.